Exhibit 12.1

Ratio of Earnings to Fixed Charges

(3)	The following table presents our earnings to fixed charges for the periods indicated:

	Period January 1, 2005 to January 31, 2005	Period February 1, 2005 to December 31, 2005					Three months ended March 31,	Three months ended March 31,
			Year Ended December 31,
			2006	2007	2008	2009	2009	2010
Earnings:
Income (loss) from continuing operations before taxes	$(10,156)	$10,360	$36,373	$1,545	$108,351	$(43,262)	$14,846	$(15,394)
Interest expense (a)	298	12,593	29,909	44,596	42,533	44,699	9,376	15,183
Amortization of deferred financing costs and bond discount	35	1,140	3,913	3,705	2,507	2,386	603	889
Preference securities dividends requirements	234	2,817	6,736	878	—	—	—	—
Less: Preference securities dividends requirements	(234)	(2,817)	(6,736)	(878)	—	—	—	—

Total earnings	$(9,823)	$24,093	$70,195	$49,846	$153,391	$3,823	$24,825	$678
Fixed charges:
Interest expense (a)	$298	$12,593	$29,909	$44,596	$42,533	$44,699	$9,376	$15,183
Amortization of deferred financing costs and bond discount	35	1,140	3,913	3,705	2,507	2,386	603	889
Interest element on rent expense (b)	33	486	733	810	1,011	1,245	304	318
Preference securities dividends requirements (c)	234	2,817	6,736	878	—	—	—	—

Total fixed charges	$600	$17,036	$41,291	$49,989	$46,051	$48,330	$10,283	$16,390
Ratio of earnings to fixed charges (d)	—	1.41	1.70	1.00	3.33	—	2.41	—

(a)	For the year ended December 31, 2009, interest expense includes a non-recurring non-cash charge of $7.5 million associated with a deferred loss recognized on interest rate derivatives for which previously hedged cash flows no longer exists as a result of the repayment of the first and second lien term loans on December 23, 2009.
(b)	Interest on operating leases estimated to be 33% of annual rental expense.
(c)	Preferred partnership unit interest and dividend requirement grossed up for income taxes in deriving the pre-tax income required to pay dividends.
(d)	For the one month period January 1, 2005 to January 31, 2005, the year ended December 31, 2009 and the three months ended March 31, 2010, earnings were insufficient by $10.4 million, $44.5 million and $15.7 million, respectively, to cover fixed charges.